UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 20)*

                     LATSHAW ENTERPRISES, INC.
                        (Name of Issuer)

            COMMON STOCK, $2.00 PAR VALUE PER SHARE
                 (Title of Class of Securities)

                            518399100
                         (CUSIP Number)

                          JOHN LATSHAW
                      5049 WORNALL, APT. 2C
                   KANSAS CITY, MISSOURI 64112
                         (816) 361-6161
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          JUNE 14, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D


CUSIP NO. 518399100                         PAGE 2 OF 25 PAGES

1    Name of Reporting Person
     SS or IRS Identification No. of Above Person
     JOHN LATSHAW   ###-##-####

2.   Check the appropriate Box if a Member of a Group   (a) / /
                                                        (b) /X/

3.   SEC Use Only

4.   Source of Funds
     BK

5.   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             / /

6.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA

7.   Sole Voting Power
     150,734

8.   Shared Voting Power
     88,000

9.   Sole Dispositive Power
     426,886

10.  Shared Dispositive Power
     266,000

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person
     700,734

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                          / /

13.  Percent of Class Represented by Amount in Row (11)
     73.0%

14.  Type of Reporting Person
     IN

                          INTRODUCTION

     This Amendment No. 20 to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Pursuant to Rule 13d-2(c) and Item 101(a)(2) of Regulation S-T, as the first electronic amendment to the reporting person's paper format Schedule 13D, this Amendment No. 20 restates the entire text of the Schedule 13D as currently in effect, other than the text of the Exhibits previously filed pursuant to Item 7.

ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock, $2.00 par value per share, of Latshaw Enterprises, Inc. (the "Shares"). The principal executive offices of Latshaw Enterprises, Inc. (the "Issuer") are located at 2533 South West Street, Wichita, Kansas 67217.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(c) This statement is filed by John Latshaw, an individual who resides at 5049 Wornall, Apt. 2C, Kansas City, Missouri 64112. His present principal occupations are Chairman of the Board of Directors, Managing Director and Chief Executive Officer of the Issuer, a holding company, and Chairman of the Board of Directors of Wescon Products Company, a wholly-owned subsidiary of the Issuer and a manufacturer. The principal business office of the Issuer and Wescon Products Company is 2533 South West Street, Wichita, Kansas 67217.

     (d)-(e) Mr. Latshaw has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has he been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Latshaw is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of July 2, 1996, Mr. Latshaw has purchased an additional 36,000 Shares for aggregate consideration of $265,000 since the filing of Amendment No. 19 to the Schedule 13D. The source of the funds used for the purchases of Shares reported herein was funds borrowed by Mr. Latshaw for such purpose pursuant to a line of credit with a commercial bank. The transaction is more fully described in Item 6 hereof.

     As required by Rule 13d-2(c) and Item 101(a)(2) of
Regulation S-T, set forth below is certain information contained in the Initial Schedule 13D and previous amendments thereto concerning the amount and source of funds or other consideration used in previous acquisitions of Shares by Mr. Latshaw.

     The Initial Schedule 13D reported in Item 5(c) thereof the acquisition of 11,100 Shares during the period beginning sixty days prior to July 8, 1986 and ending July 14, 1986. The aggregate consideration for such purchases was $210,935. Item 3 thereof reported that the source of all funds for all purchases of Shares by Mr. Latshaw was Mr. Latshaw's cash.

     Amendment No. 1 to the Schedule 13D reported that
Mr. Latshaw purchased an additional 6,600 Shares for aggregate consideration of $125,400 and that the source of such consideration was Mr. Latshaw's personal funds.

     Amendment No. 2 to the Schedule 13D reported that
Mr. Latshaw purchased an additional 6,900 Shares for aggregate consideration of $139,787.50 and that the source of such consideration was Mr. Latshaw's personal funds.

     Amendment No. 3 to the Schedule 13D reported that
Mr. Latshaw purchased an additional 10,800 Shares for aggregate consideration of $224,662.50 and that the source of such consideration was Mr. Latshaw's personal funds.

     Amendment No. 4 to the Schedule 13D reported that
Mr. Latshaw purchased an additional 54,785 Shares for aggregate consideration of $1,092,737.50 and that the source of $89,375 of such consideration was Mr. Latshaw's personal funds and the source of $1,003,700 of such consideration was funds borrowed by Mr. Latshaw for such purpose, pursuant to a Security Agreement with a commercial bank.

     Amendment No. 5 to the Schedule 13D reported that
Mr. Latshaw purchased an additional 6,200 Shares for aggregate consideration of $124,000 and that the source of such consideration was funds borrowed by Mr. Latshaw for such purpose, pursuant to a Security Agreement with a commercial bank.

     Amendment No. 6 to the Schedule 13D reported that
Mr. Latshaw purchased 400 Shares for aggregate consideration of $8,500 and that the source of funds for the transactions reported therein was Mr. Latshaw's personal funds.

     Amendment No. 7 to the Schedule 13D reported in Item 5(c) thereof that Mr. Latshaw had purchased 25,000 Shares during the past sixty days for aggregate consideration of $500,250, and
Item 3 of such Amendment reported no change from previous filings.

     Amendment No. 8 to the Schedule 13D reported in Item 5(c) thereof that Mr. Latshaw had purchased 12,000 Shares during the past sixty days for aggregate consideration of $228,000, and
Item 3 of the Amendment reported no change from previous filings.

     Amendment No. 9 to the Schedule 13D reported in Item 5(c) thereof that Mr. Latshaw had purchased 1,090 Shares during the past sixty days for aggregate consideration of $18,875, and
Item 3 of the Amendment reported no change from previous filings.

     Amendment No. 11 to the Schedule 13D reported in Item 5(c) thereof that Mr. Latshaw had purchased 6,000 shares during the past sixty days. Item 3 of the Amendment reported that the source of the funds used for the purchases of Shares reported therein was funds borrowed by Mr. Latshaw for such purpose pursuant to a Security Agreement with a commercial bank, and that the amount of consideration used for the purchases reported therein was $106,487.50. Item 3 reported that Mr. Latshaw had also acquired the present right to acquire 3,000 Shares pursuant to a Stock Option Agreement.

     Amendment No. 12 to the Schedule 13D reported in Item 5(c) thereof that Mr. Latshaw had purchased 5,100 Shares during the past sixty days. Item 3 of the Amendment reported that the source of the funds used for the purchase of Shares reported in
Item 5(c) was funds borrowed by Mr. Latshaw for such purpose pursuant to a Security Agreement with a commercial bank, and that the amount of consideration used for the purchase reported in
Item 5(c) was $69,793.50. Item 3 also reported that Mr. Latshaw purchased 1,300 Shares in January, 1990 on margin in B.C. Christopher Securities Co. Account No. 740-66600-1-4-007 and that Mr. Latshaw's personal funds satisfied the account's equity requirements. Item 3 reported that the amount of consideration used for these purchases was $20,696.80.

     Amendment No. 13 to the Schedule 13D reported in Item 5(c) thereof that Mr. Latshaw had acquired 19,721 Shares from the Issuer and that Mr. Latshaw had acquired an additional 6,520 Shares in open market transactions during the past sixty days.
Item 3 of the Amendment reported that the funds used for the purchase of 19,721 Shares from the Issuer reported in Item 5(c) consisted of 1,000,000 shares of the common stock of Latshaw & Company, Inc. owned by Mr. Latshaw. Item 3 reported that the amount of consideration for the other purchases reported in Item 5(c) was $93,564, and that the source of funds for such purchases was a secured loan to Mr. Latshaw pursuant to a line of credit from a commercial bank.

     Amendment No. 14 to the Schedule 13D reported in Item 5(c) thereof that Mr. Latshaw had purchased 9,901 Shares since the most recent filing on Schedule 13D. Item 3 of the Amendment reported that the amount of consideration for the purchases reported in Item 5(c) was $89,996, and that the source of funds for such purchases was a secured loan to Mr. Latshaw pursuant to a line of credit from a commercial bank.

     Amendment No. 15 to the Schedule 13D reported in Item 5(c) thereof the purchase by Mr. Latshaw of 1,271 Shares in open market transactions, 29,000 Shares from Oscar S. Brewer and 4,000 Shares from Lynn V. Bowman. The Amendment reported that the amount of consideration for the open market purchases reported in
Item 5(c) was $10,000.13, for the private purchase from Oscar S. Brewer was $783,000 and for the private purchase from Lynn V. Bowman was $108,000. Item 3 of the Amendment reported that the source of funds for the open market purchase and the purchase from Mr. Brewer was Mr. Latshaw's personal funds, and that the source of funds for the purchase from Mr. Bowman was a secured loan to Mr. Latshaw pursuant to a line of credit from a commercial bank.

     Amendment No. 16 to the Schedule 13D reported in Item 5(c) thereof the purchase by Mr. Latshaw of 18,200 Shares in a private transaction. Item 3 of the Amendment reported that the amount of consideration for the purchase reported in Item 5(c) was $509,600, and that the source of funds for such purchase was a secured loan to Mr. Latshaw pursuant to a line of credit from a commercial bank.

     Amendment No. 18 to the Schedule 13D reported in Item 5(c) thereof that Mr. Latshaw acquired from the Issuer $1,846,000 principal amount of Variable Interest Rate Convertible Subordinated Debentures, due November 8, 2022 ("Debentures"). The Debentures are convertible into Shares at a conversion price of $5.00 per Share. Item 3 of the Amendment reported that the amount of consideration for the purchase reported in Item 5(c) was $1,846,000, and that $1,249,500 of such amount consisted of indebtedness from the Issuer to Mr. Latshaw which was exchanged by Mr. Latshaw for the securities and $596,500 of such amount consisted of personal funds of Mr. Latshaw.

     Amendment No. 19 to the Schedule 13D reported in Item 5(c) that Con-Lib Holding Company, a Missouri general partnership (the "Partnership") acquired $490,000 principal amount of Debentures in a private transaction in Kansas City, Missouri. Item 3 of the Amendment reported that Mr. Latshaw was a general partner and owned a 50.2% interest in the Partnership. Item 3 further reported that the amount of consideration for the purchase was $490,000, and that the source of funds was a loan to the Partnership in the amount of $490,000 from John Latshaw, Trustee U/D/T dated January 22, 1993, pursuant to a Loan Agreement and Security Agreement dated February 9, 1994 ("Loan Agreement").
Item 3 reported that under the Loan Agreement, the loan bears interest at the rate of 3.92% per annum, and must be repaid in semi-annual payments of principal and interest of $20,000 commencing on August 9, 1994 and continuing until February 9, 1997, when the balance of the loan and all unpaid interest is due. Item 3 reported that the loan is nonrecourse to the borrower and is secured by the $490,000 principal amount of Debentures acquired with the proceeds of the loan. Item 3 also stated that the summary of the terms of the loan contained therein was qualified in its entirety by reference to the terms and provisions of the Loan Agreement, a copy of which was attached thereto as Exhibit 3 and incorporated therein by reference.

     The amount of consideration reported in the Schedule 13D and all amendments thereto is the amount expended by Mr. Latshaw to purchase Shares, without subtracting proceeds received in respect of sales of Shares.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Latshaw beneficially owns approximately 73.0% of the Shares of the Issuer, is a member of the Board of Directors of the Issuer and serves as Chairman of the Board of Directors, Managing Director and Chief Executive Officer of the Issuer. Except as set forth in this Item 4, Mr. Latshaw has no present agreement or understanding with respect to, and does not presently have any plans or proposals which relate to or would result in any of the matters enumerated under Item No. 4 of
Schedule 13D. While Mr. Latshaw retains all options for potential future actions, his present expectations are to remain a stockholder, director and officer of the Issuer and as such to have influence upon future corporate development. Mr. Latshaw reserves the right to acquire or dispose of Shares, depending upon circumstances existing from time to time, including market conditions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Mr. Latshaw beneficially owned 700,734 Shares on
July 2, 1996, which he believes to be 73.0% of the entire class of Shares of the Issuer. The amount beneficially owned includes 278,000 Shares which Mr. Latshaw has the present right to acquire upon conversion of Debentures owned by him, 6,000 Shares which Mr. Latshaw has the present right to acquire pursuant to the 1987 Employee Stock Benefit Plan, 1,848 Shares allocated to Mr. Latshaw's account in the Company's Employee Stock Ownership Plan and Trust ("ESOP") which Mr. Latshaw has the right to vote and 266,000 Shares owned by the Partnership. Mr. Latshaw holds a 50.2% interest in the Partnership. Mr. Latshaw owns no additional Shares beneficially.

     (b) Mr. Latshaw has sole power to vote and dispose of 148,886 Shares owned by him personally, sole power to dispose of Debentures owned by him personally which are convertible into 278,000 Shares, sole power to vote 1,848 Shares allocated to Mr. Latshaw's account in the Company's ESOP and shared power to vote 88,000 Shares and to dispose of 266,000 Shares beneficially owned by the Partnership. The General Manager of the Partnership, Gerard J. Mos III, has the power to vote and dispose of the Shares held by the Partnership except to the extent Mr. Mos is instructed otherwise by a majority in interest of the partners. Mr. Latshaw, as the holder of a 50.2% interest in the Partnership, has the power to instruct Mr. Mos as to the voting and disposition of the Shares held by the Partnership if he so chooses.

          The Partnership is a Missouri general partnership, whose principal business is investing in securities. The address of the principal business and office of the Partnership is 5049
Wornall, Apt. 3C, Kansas City, Missouri 64112. The general partners of the Partnership are Mr. Latshaw, the Elizabeth
Albright Reid Scott Irrevocable Trust #2, Gerard J. Mos III
Trustee ("EARS Trust") and the Constance Haynes Latshaw
Irrevocable Trust #2, Gerard J. Mos III Trustee ("CHL Trust").
Gerard J. Mos III serves as the General Manager of the
Partnership.

          The EARS Trust was created under Missouri law on November 16, 1993 by an instrument entered into between Mr. Latshaw as settlor and Mr. Mos as trustee. The principal business of the EARS Trust is to invest in and hold property for the benefit of Elizabeth A. Reid Scott. Its address is 1215 Stratford Road, Kansas City, Missouri 64113. The CHL Trust was created under Missouri law on November 16, 1993 by an instrument entered into between Mr. Latshaw as settlor and Mr. Mos as trustee. The principal business of the CHL Trust is to invest in and hold property for the benefit of Constance H. Latshaw. Its address is 1215 Stratford Road, Kansas City, Missouri 64113.
Mr. Mos is President of High Life Sales Company, a distributor of beer and other specialty products. The address of the principal business and office of High Life Sales Company is 1325 N. Topping, Kansas City, Missouri 64120. Mr. Mos' business address is c/o High Life Sales Company, 1325 N. Topping, Kansas City, Missouri 64120. Mr. Mos is a United States citizen.

          None of the Partnership, the general partners or Mr. Mos has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or during the last five years been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Mr. Latshaw purchased on the open market 16,000 Shares of the Issuer at a price of $7.50 per Share on June 14, 1996 and 20,000 Shares of the Issuer at a price of $7.25 per Share on June 17, 1996.

     (d) The Partnership has the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of 88,000 Shares and $890,000 principal amount of Debentures.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Latshaw and the Issuer executed a Stock Option Agreement effective February 3, 1993. The Stock Option Agreement grants Mr. Latshaw over a period of time an option to purchase up to 10,000 Shares at a price of $5.00 per Share, subject to the terms and conditions of that agreement. The Stock Option Agreement, attached hereto as Exhibit 1, is incorporated herein by reference.

     Mr. Latshaw holds $1,390,000 principal amount of Debentures, convertible into Shares at a conversion price of $5.00 per Share, issued by the Issuer pursuant to a Trust Indenture, dated
October 6, 1992, by and between the Issuer and Mark Twain Bank.

     Mr. Latshaw is the settlor of the EARS Trust and the father of Elizabeth A. Reid Scott, the beneficiary of the EARS Trust.
Mr. Latshaw is the settlor of the CHL Trust and the father of Constance H. Latshaw, the beneficiary of the CHL Trust.

     Mr. Latshaw has entered into a Partnership Agreement governing the actions of the Partnership. The terms of the Partnership Agreement are incorporated herein by reference from
Exhibit 2 to Amendment No. 19 to the Schedule 13D, dated February 25, 1994. The Partnership entered into the Loan Agreement in connection with the purchase described in Amendment No. 19 to the
Schedule 13D. The terms of the Loan Agreement are incorporated herein by reference from Exhibit 3 to Amendment No. 19 to the
Schedule 13D, dated February 25, 1994. A brief description of the Loan Agreement is contained in Item 3 hereof.

     Mr. Latshaw has executed a Promissory Note and is a party to a Security Agreement with a commercial bank, and Mr. Latshaw used advances under the line of credit created thereby to make the purchases of Shares described in Item 5(c) hereof. None of the Shares or Debentures owned by Mr. Latshaw are pledged pursuant to the Security Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.     Stock Option Agreement, dated February 3,
                    1993.

     Exhibit 2. Con-Lib Holding Company Partnership Agreement dated November 16, 1993 (incorporated herein by reference from Exhibit 2 to Amendment No. 19 to the Schedule 13D, dated February 25,
                    1994).

     Exhibit 3. Loan Agreement and Security Agreement dated February 10, 1994 by and between Con-Lib Holding Company and John Latshaw, Trustee U/D/T Dated January 22, 1993 (incorporated herein by reference from Exhibit 3 to Amendment No. 19 to the Schedule 13D, dated February 25, 1994).

     Exhibit 4. Form of Debenture issued to Mr. Latshaw (incorporated herein by reference from
                    Exhibit 4(a) to Post-Effective Amendment No.
                    1 to the Registration Statement on Form S-2 of the Issuer, Registration No. 33-51008, filed with the Commission on October 8,
                    1992).

     Exhibit 5. Indenture, dated October 6, 1992, by and between the Issuer and Mark Twain Bank (incorporated herein by reference from
                    Exhibit 4(a) to Post-Effective Amendment No.
                    1 to the Registration Statement on Form S-2 of the Issuer, Registration No. 33-51008, filed with the Commission on October 8,
                    1992).


     The Promissory Note and Security Agreement pursuant to which Mr. Latshaw obtained a secured loan to purchase Shares are attached to the Request to Withhold Bank Documents from Public Disclosure being filed in paper format simultaneously herewith in order that the terms and conditions therein and the identity of the bank involved may remain confidential, as permitted by Reg.
Section 240.13d-101.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 2, 1996                       /s/John Latshaw
                                   John Latshaw

                EXHIBIT INDEX TO AMENDMENT NO. 20
                         TO SCHEDULE 13D



No.         Description of Exhibit


1.        Stock Option Agreement, dated February 3, 1993